

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2012

Naren Gursahaney
Chief Executive Officer
The ADT Corporation
1501 Yamato Road
Boca Raton, Florida, 33431

       Re: The ADT Corporation
                Registration Statement on Form 10-12B
                Filed April 10, 2012
                File No. 001-35502

Dear Mr. Gursahaney:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Celeste M. Murphy for

                                   Larry Spirgel
                                   Assistant Director

cc: <u>Via E-mail</u>
        Alan Klein, Esq.
        Judith Reinsdorf, Esq.